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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )


                              TRANSMETA CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   89376R 10 9
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]    Rule 13d-1(b)
        [ ]    Rule 13d-1(c)
        [X]    Rule 13d-1(d)















*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G

CUSIP NO. 89376R 10  9                                         PAGE 2 OF 6 PAGES

          NAME OF REPORTING PERSON
   1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Lip-Bu Tan ("Tan")
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                             (a) [ ]
   2                                                                     (b) [ ]

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   3      SEC USE ONLY

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   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                          5    SOLE VOTING POWER
                               --
        NUMBER          --------------------------------------------------------
          OF
        SHARES            6    SHARED VOTING POWER
     BENEFICIALLY              665,921 shares(1)
        OWNED           --------------------------------------------------------
          BY              7    SOLE DISPOSITIVE POWER
         EACH                  --
      REPORTING         --------------------------------------------------------
        PERSON            8    SHARED DISPOSITIVE POWER
         WITH                  665,921 shares(1)
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   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          665,921 shares
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   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [ ]

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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0.5*
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   12     TYPE OF REPORTING PERSON (See Instructions)
          IN
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   (1) Of these shares, 39,435 are owned directly by Seed Ventures II, Ltd
       ("Seed II"), 358,949 are owned directly by International Ventures Capital Investment Corp. ("IVCIC"), 63,846 are owned directly by BI Walden Ventures Kedua Sdn Bhd ("BI"), 20,000 are owned directly by WIIG Japan Partners II, L.P. ("WIIG Japan"), 66,190 are owned directly by O, W & W Pacrim Investments Ltd ("OW&W Pacrim"), 97,726 are owned directly by OCBC, Wearnes & Walden Investment (S) Pte Ltd ("OCBC"), and 19,775 are owned directly by O, W & W Investments Ltd ("OW&W Investments"). Tan is a director of each of Seed II, BI, WIIG Japan, OW&W Pacrim, OCBC and OW&W Investments, and of each of the entities that manage these funds, and is a director of the fund manager of IVCIC. As a result of these relationships with these funds, Tan may be deemed to share the power to vote and dispose of the shares held by these funds. Walden-SBIC, L.P., Walden Technology Ventures II, L.P. and Walden Investors, of which Tan was a general partner, or the general partner of the general partner, during a portion of 2001, owned no shares of the issuer as of December 31, 2001.

   * Based on 134,634,048 shares outstanding as of September 28, 2001, as set forth in the issuer's Report on Form 10-Q for the quarter ended September 28, 2001.



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                                  SCHEDULE 13G

CUSIP NO. 89376R 10  9                                         PAGE 3 OF 6 PAGES

ITEM 1.

         (a) Name of Issuer: Transmeta Corporation ("Transmeta" or the "issuer")

         (b) Address of Issuer's Principal Executive Offices: 3940 Freedom Circle, Santa Clara, California 95054

ITEM 2.

         (a) Name of Person Filing:
             This Statement is filed by Lip-Bu Tan ("Tan").

         (b) Address of Principal Business Office:
             The address for Tan is:
             750 Battery Street, 7th Floor
             San Francisco, CA 94111

         (c) Citizenship:
             Tan is a citizen of the United States.

         (d) Title of Class of Securities:
             Common Stock

         (e) CUSIP Number:
             89376R  10  9

ITEM 3.      Not Applicable.

ITEM 4.      OWNERSHIP.
             The following information with respect to the beneficial ownership of the Common Stock of the issuer by Lip-Bu Tan is provided as of December 31, 2001. The percentage amounts are based on 134,634,048 shares outstanding as of September 28, 2001.

             (a) Amount beneficially owned: Tan is a director of each of the funds set forth below and/or of each of the corporations that manage the shares held by the funds set forth below. The funds hold directly the number of shares of Common Stock of Transmeta set forth opposite each fund's name.



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CUSIP NO.  89376R 10 9                                         PAGE 4 OF 6 PAGES

          Fund                                   Number of Shares Held of Record

          Seed Ventures II, Ltd. ("Seed II")                       39,435

          International Ventures Capital
              Investment Corp. ("IVCIC")                          358,949

          BI Walden Ventures Kedua Sdn Bhd
              ("BI")                                               63,846

          WIIG Japan Partners II, L.P. ("WIIG
              Japan")                                              20,000

          O, W & W Pacrim Investments Ltd.
              ("OW&W Pacrim")                                      66,190

          OCBC, Wearnes & Walden Investment
              (S) Pte. Ltd. ("OCBC")                               97,726

          O, W & W Investments Ltd ("OW&W
              Investments")                                        19,775

          As a result of the above-described relationships with the foregoing entities, Tan may be deemed to share the power to vote and dispose of the aggregate 665,921 shares held directly by Seed II, IVCIC, BI, WIIG Japan, OW&W Pacrim, OCBC and OW&W Investments.


          Walden-SBIC, L.P., Walden Technology Venures II, L.P. and Walden Investors, of which Tan was a general partner, or the general partner of the general partner, during a portion of 2001, owned no shares of the issuer as of December 31, 2001.

      (b) Percent of class:  0.5

      (c) Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote: --
             (ii)  Shares power to vote or to direct the vote: 665,921
             (iii) Sole power to dispose or to direct the disposition of: --
             (iv)  Shared power to dispose or to direct the disposition: 665,921

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]


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CUSIP NO.  89376R 10 9                                         PAGE 5 OF 6 PAGES


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Under certain circumstances set forth in the organizational documents of Seed II, IVCIC, BI, WIIG Japan, OW&W Pacrim, OCBC and OW&W Investments, the shareholders and partners, respectively, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a shareholder or partner, respectively.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         Not applicable.




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CUSIP NO.  89376R 10 9                                         PAGE 6 OF 6 PAGES


                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            LIP-BU TAN

Dated:   February 13, 2002                  By: /s/ Lip-Bu Tan
                                                --------------------------------